UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 7)*

OLD DOMINION FREIGHT LINE, INC.

(Name of Issuer)

Common stock (par value $.10 per share)

(Title of Class of Securities)

679580100 (CUSIP Number)

Check the following box if a fee is being paid with this statement ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Audrey L. Congdon

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,764 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 1,764 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,764

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0.0%

12.	Type of Reporting Person IN (See Item 4)

Page 2 of 15 pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Audrey L. Congdon, Custodian

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 61,078 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 61,078 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,078

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0.6%

12.	Type of Reporting Person IN (See Item 4)

Page 3 of 15 Pages

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of above person Audrey L. Congdon, Revocable Trust, dated March 27, 1992

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 297,391 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 297,391 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,391

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 2.8%

12.	Type of Reporting Person OO (See Item 4)

Page 4 of 15 pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Audrey L. Congdon Irrevocable Trust #1, dated December 1, 1992

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 49,105 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 49,105 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,105

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0.5%

12.	Type of Reporting Person OO (See Item 4)

Page 5 of 15 pages

CUSIP No.

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of above person Irrevocable Trust, dated December 18, 1998, fbo Seth Yowell

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 9,503 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 9,503 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,503

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0.1%

12.	Type of Reporting Person OO (See Item 4)

Page 6 of 15 pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Irrevocable Trust, dated December 18, 1998, fbo Megan Yowell

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 9,503 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 9,503 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,503

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0.1%

12.	Type of Reporting Person OO (See Item 4)

Page 7 of 15 pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Karen Congdon Vanstory Irrevocable Trust #1, dated December 1, 1992

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 71,973 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 71,973 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,973

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0.7%

12.	Type of Reporting Person OO (See Item 4)

Page 8 of 15 pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person John B. Yowell

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 20,310 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 20,310 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,310

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0.2%

12.	Type of Reporting Person IN (See Item 4)

Page 9 of 15 Pages

Item 1.

(a)	Name of Issuer:

Old Dominion Freight Line, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

500 Old Dominion Way
Thomasville, NC 27360

Item 2.

(a)	Names of Persons Filing:

(i)	Audrey L. Congdon
(ii)	Audrey L. Congdon, Custodian
(iii)	Audrey L. Congdon Revocable Trust, dated March 27, 1992
(iv)	Audrey L. Congdon Irrevocable Trust #1, dated December 1, 1992
(v)	Irrevocable Trust, dated December 18, 1998, fbo Seth Yowell
(vi)	Irrevocable Trust, dated December 18, 1998, fbo Megan Yowell
(vii)	Karen Congdon Vanstory Irrevocable Trust #1, dated December 1, 1992
(viii)	John B. Yowell

(b)	Address of Principal Business Office:

(i) – (viii):        500 Old Dominion Way

Thomasville,	NC 27360

(c)	Place of Organization or Citizenship:

(i), (ii) and (viii) USA

       (iii) – (vii) North Carolina

(d)	Title of Class of Securities:

Common Stock ($.10 par value)

(e)	CUSIP Number:

679580100

Item 3. If this Statement Is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing Is a

Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(c) and Rule 13d-1(f), but not a group filing.

Pages 10 of 15 pages

Item 4. Ownership.

The securities reported herein are beneficially owned by Audrey L. Congdon, Audrey L. Congdon, as Custodian for her children, the Audrey L. Congdon Revocable Trust, dated March 27, 1992, the Audrey L. Congdon Irrevocable Trust #1 dated December 1, 1992, the Irrevocable Trust, dated December 18, 1998, fbo Seth Yowell, the Irrevocable Trust, dated December 18, 1998, fbo Megan Yowell, the Karen Congdon Vanstory Irrevocable Trust #1, dated December 1, 1992, and John B. Yowell. The total securities reported is 520,627 shares of the Issuer’s Common Stock, which constitutes 4.9% of such shares as of December 31, 2002.

As of December 31, 2002, Audrey L. Congdon owns directly 1,764 shares (0.0%) of the Issuer’s Common Stock.

As of December 31, 2002, Audrey L. Congdon, as Custodian for her children, owns directly 61,078 shares (0.6%) of the Issuer’s Common Stock.

As of December 31, 2002, the Audrey L. Congdon Revocable Trust, dated March 27, 1992, owns directly 297,391 shares (2.8%) of the Issuer’s Common Stock. Audrey L. Congdon, as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2002, the Audrey L. Congdon Irrevocable Trust #1, dated December 1, 1992, owns directly 49,105 shares (0.5%) of the Issuer’s Common Stock. Although Mrs. Congdon’s husband, John B. Yowell, as Trustee, has sole voting and sole dispositive power over those shares, they are shown below under c(ii) and c(iv) as shared voting and shared power to dispose.

As of December 31, 2002, an Irrevocable Trust, dated December 18, 1998, fbo Seth Yowell, has sole voting and dispositive power with respect to 9,503 shares (0.1%) of the Issuer’s Common Stock. Audrey L. Congdon is the trustee. Seth Yowell is a child of Audrey L. Congdon.

As of December 31, 2002, an Irrevocable Trust, dated December 18, 1998, fbo Megan Yowell, has sole voting and dispositive power with respect to 9,503 shares (0.1%) of the Issuer’s Common Stock. Audrey L. Congdon is the trustee. Megan Yowell is a child of Audrey L. Congdon.

As of December 31, 2002, the Karen Congdon Vanstory Irrevocable Trust #1, dated December 1, 1992, owns directly 71,973 shares (0.7%) of the Issuer’s Common Stock. Although Audrey L. Congdon, as Trustee, has sole voting and sole dispositive power over those shares, they are shown below under c(ii) and c(iv) as shared voting and shared power to dispose, because members of the grantor’s family are beneficiaries of the trust.

As of December 31, 2002, John B. Yowell, the husband of Audrey L. Congdon and an officer of the Issuer, owns directly 20,310 shares (0.2%) of the Issuer’s Common Stock, including options to purchase 6,000 shares of the Issuer’s Common Stock that are exercisable within 60 days of that date.

Pages 11 of 15 pages

(a)    Amount beneficially owned:

(i)        1,764

(ii)       61,078

(iii)      297,391

(iv)      49,105

(v)       9,503

(vi)      9,503

(vii)     71,973

(viii)    20,310

(b)    Percent of Class:

(i)         0.0%

(ii)        0.6%

(iii)       2.8%

(iv)       0.5%

(v)        0.1%

(vi)       0.1%

(vii)      0.7%

(viii)     0.2%

(c)    Number of Shares as to which such person has:

          (i)         Sole power to vote or to direct the vote

(i)	1,764
(ii)	61,078
(iii)	297,391
(v)	9,503
(vi)	9,503
(viii)	20,310

          (ii)       Shared power to vote or to direct the vote

(iv)	49,105
(vii)	71,973

          (iii)      Sole power to dispose or to direct the disposition of

(i)	1,764
(ii)	61,078
(iii)	297,391
(v)	9,503
(vi)	9,503
(viii)	20,310

Page 12 of 15 pages

                                (iv)   Shared power to dispose or to direct the disposition of

                         (iv)   49,105

                         (vii)  71,973

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

See information in Item 4, above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Item 3 and Item 4, above.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification.

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

.

.

Page 13 of 15 Pages

February 10, 2003.

AUDREY L. CONGDON

/s/ Audrey L. Congdon
Audrey L. Congdon

AUDREY L. CONGDON, Custodian

/s/ Audrey L. Congdon
Audrey L. Congdon, Custodian for Megan Yowell and Seth Yowell

AUDREY L. CONGDON REVOCABLE TRUST, dated March 27, 1992

By:	/s/ Audrey L. Congdon
Audrey L. Congdon, Trustee

AUDREY L. CONGDON IRREVOCABLE TRUST #1, dated December 1, 1992

By:	/s/ John B. Yowell
John B. Yowell, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO SETH YOWELL

By:	/s/ Audrey L. Congdon
Audrey L. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO MEGAN YOWELL

By:	/s/ Audrey L. Congdon
Audrey L. Congdon, Trustee

KAREN C. VANSTORY IRREVOCABLE TRUST #1, dated December 1, 1992

By:	/s/ Audrey L. Congdon
Audrey L. Congdon, Trustee

JOHN B. YOWELL

/s/ John B. Yowell
John B. Yowell

Page 14 of 15 pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 10, 2003.

AUDREY L. CONGDON

/s/ Audrey L. Congdon
Audrey L. Congdon

AUDREY L. CONGDON, Custodian

/s/ Audrey L. Congdon
Audrey L. Congdon, Custodian for Megan Yowell and Seth Yowell

AUDREY L. CONGDON REVOCABLE TRUST, dated March 27, 1992

By:	/s/ Audrey L. Congdon
Audrey L. Congdon, Trustee

AUDREY L. CONGDON IRREVOCABLE TRUST #1, dated December 1, 1992

By:	/s/ John B. Yowell
John B. Yowell, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO SETH YOWELL

By:	/s/ Audrey L. Congdon
Audrey L. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO MEGAN YOWELL

By:	/s/ Audrey L. Congdon
Audrey L. Congdon, Trustee

KAREN C. VANSTORY IRREVOCABLE TRUST #1, dated December 1, 1992

By:	/s/ Audrey L. Congdon
Audrey L. Congdon, Trustee

JOHN B. YOWELL

/s/ John B. Yowell
John B. Yowell

Page 15 of 15 pages